Exhibit 99.R

Skadden, Arps, Slate, Meagher & Flom llp

525 University Avenue

Palo Alto, California 94301

________

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

September 9, 2022

Twitter, Inc. 1355 Market Street, Suite 900 San Francisco, CA 94103 Attn: Vijaya Gadde, Chief Legal Officer

Dear Ms. Gadde:

We write on behalf of X Holdings I, Inc. and X Holdings II, Inc. (the “Musk Parties”) to provide an additional notice of termination of the Agreement and Plan of Merger by and among the Musk Parties and Twitter, Inc. (“Twitter”) dated as of April 25, 2022 (the “Merger Agreement”). On July 8, 2022, the Musk Parties terminated the Merger Agreement (the “July 8 Termination Notice”) on certain bases. Although the Merger Agreement was properly terminated on that date, on August 29, 2022 the Musk Parties sent a separate letter informing Twitter of additional facts that would independently justify termination of that Agreement (the “August 29 Termination Notice”). In the time that has elapsed since that letter was sent, additional facts have come to light that reveal that Twitter has further breached its obligations under the Merger Agreement. Although the Musk Parties believe this termination notice is not legally necessary to terminate the Merger Agreement because they have already validly terminated it pursuant to the July 8 termination notice, the Musk Parties are delivering this additional termination notice in the event that the July 8 Termination Notice or, alternatively, the August 29 Termination Notice is determined to be invalid for any reason.

In Section 6.1(e) the Merger Agreement, Twitter covenanted that between signing and closing it would not “except as required pursuant to existing Company Benefit Plans . . . grant or provide any severance or termination payments or benefits to any Company Service Provider other than the payment of severance amounts or benefits in the ordinary course of business consistent with past practice and subject to the execution and non-revocation of a release of claims in favor of the Company and its Subsidiaries.” The definition of “Company Service Provider” includes Twitter’s former employees. Under Section 7.2(a) of the Merger Agreement, Defendants are not obligated to close if Twitter has not “performed or complied, in all material respects, with its obligations required under this Agreement.”

On June 28, 2022, Twitter entered into a separation agreement with Peiter Zatko under which Twitter made severance payments to Zatko and his counsel totaling $7.75 million. Twitter did not seek Defendants’ consent under Section 6.1(e) before making this payment nor was this payment disclosed to Defendants. In fact, Defendants only learned of this payment when Twitter filed the separation agreement with the court on September 3, 2022. This severance payment violated Section 6.1(e) and cannot be cured. Defendants are thus not required to close under Section 7.2(a) and have an additional basis to terminate the Merger Agreement if the Musk Parties’ termination of the Merger Agreement pursuant to the July 8 Termination Notice and the August 29 Termination Notice is determined to be invalid for any reason. Because Twitter has taken the position that the Merger Agreement remains in effect, the Musk Parties hereby provide this additional notice of termination of the Merger Agreement pursuant to Section 8.1(d)(i) thereof on the basis of the facts set forth above. For the avoidance of doubt, these bases are in addition to, and not in lieu of, the bases for termination identified in the July 8 Termination Notice and the August 29 Termination Notice.

Sincerely,

/s/ Mike Ringler
Mike Ringler
Skadden, Arps, Slate, Meagher & Flom LLP

cc:
Katherine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Martin W. Korman, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Remi P Korenblit, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Alan Klein, Simpson Thacher & Bartlett LLP
Anthony F. Vernace, Simpson Thacher & Bartlett LLP
Katherine M. Krause, Simpson Thacher & Bartlett LLP

Elon Musk
Alex Spiro, Quinn Emanuel Urquhart & Sullivan, LLP
Andrew Rossman, Quinn Emanuel Urquhart & Sullivan, LLP

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